Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year-Ended October 2015	For the Year-Ended October 2014	For the Year-Ended October 2013
Return on Assets	0.95%	0.99%	0.98%
Return on Equity	18.6%	19.0%	19.7%
Dividend Payout Ratio	46%	47%	46%
Equity to Asset Ratio	5.57%	5.74%	5.50%

Results are from Consolidated Financial Statements.